UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549



                        SCHEDULE 13G


          Under the Securities Exchange Act of 1934



                     Bernard Chaus, Inc.

                      (Name of Issuer)

                    Class A Common Stock

               (Title of Class of Securities)

                          162510000

                       (CUSIP Number)




                        December 31, 2005

   (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this schedule is filed:

   [ ]   Rule 13d-1(b)

   [X]   Rule 13d-1(c)

   [ ]   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  162510000



   1. Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only). ...Kenneth Cole Productions, Inc
      ...133131650........................................................


   2. Check the Appropriated Box if a Member of a Group
                                                         (a)   [  ]
                                                         (b)   [  ]
   3. SEC Use Only  ......................................................

   4. Citizenship or Place of Organization

      ...New York..................................

Number of         5. Sole Voting Power.......6,000,000....................
Shares Bene-
Ficially by       6. Shared Voting Power.....None.........................
Owned by
Each Reporting    7. Sole Dispositive Power..6,000,000....................
Person With:
                  8. Shared Dispositive Power...None......................

    9.  Aggregate Amount Beneficially Owned by Each Reporting Person
       ....6,000,000......................................................

   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

   11. Percent of Class Represented by Amount in Row (9)
       ...16.0%.........................................

   12. Type of Reporting Person
       ...CO................................................................
__________________________________________________________________________
Item 1(a).     Name of Issuer:
               Bernard Chaus, Inc.

     1(b).     Address of Issuer's Principal Executive Offices:
               530 Seventh Avenue
               New York, New York 10018

Item 2(a).     Name of Person Filing:
               Kenneth Cole Productions, Inc.

     2(b).     Address of Principal Business Office or, if none, Residence:
               400 Plaza Drive
               Secaucus, New Jersey 07094

     2(c).     Citizenship:
               New York

     2(d).     Title of Class of Securities:
               Class A Common Stock

     2(e).     CUSIP Number:
               162510000

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

     (a). [_] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

     (b). [_]  Bank as defined in Section 3(a)(6) of the Act
               (15 U.S.C. 78c).

     (c). [_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d). [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e). [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f). [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g). [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h). [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i). [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j). [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.        Ownership.

     (a).      Amount beneficially owned:
               See the response to Item 9 on the attached cover page.

     (b).      Percent of Class:
               See the response to Item 11 on the attached cover page.

     (c).      Number of shares as to which such person has:

               (i). Sole power to vote or to direct the vote: See the response to Item 5 on the attached cover page.

               (ii). Shared power to vote or to direct the vote: See the response to Item 6 on the attached cover page.

               (iii). Sole power to dispose or to direct the disposition
                      of: See the response to Item 7 on the attached cover page.

               (iv). Shared power to dispose or to direct the disposition of: See the response to Item 8 on the attached cover page.

Item 5.        Ownership of Five Percent or Less of a Class.
                             Not Applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another
               Person.
                             Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                             Not Applicable

Item 8.        Identification and Classification of Members of the Group.
                             Not Applicable

Item 9.        Notice of Dissolution of Group.
                             Not Applicable

Item 10.       Certification.
             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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

SIGNATURE



            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 13, 2006




                                  Kenneth Cole Productions, Inc.

                                  By: /s/ David P. Edelman
                                   -------------------------
                                  Name:   David P. Edelman
                                  Title:  Chief Financial Officer